July 10, 2019

Kevin R. Karas
Senior Vice President Finance and Chief Financial Officer
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

       Re: National Research Corporation
           Registration Statement on Form S-3
           Filed July 3, 2019
           File No. 333-232534

Dear Mr. Karas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Russell E. Ryba